UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 25	OMB APPROVAL OMB Number: 3235-0080 Expires: December 31, 2014 Estimated average burden Hours per response . . . . . . . . . . 1.00
NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   001-35965

Issuer: GTT Communications, Inc. Exchange: NYSE MKT

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

7900 Tysons One Place, Suite 1450, McLean, Virginia 22102 (703) 442-5500

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.0001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐           17 CFR 240.12d2-2(a)(1)

☐           17 CFR 240.12d2-2(a)(2)

☐           17 CFR 240.12d2-2(a)(3)

☐           17 CFR 240.12d2-2(a)(4)

☐           Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒           Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, GTT Communications, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

December 5, 2014	By:	/s/ Michael Bauer
Date		Name: Michael Bauer Title: Chief Financial Officer and Treasurer

1	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d1 as applicable. See General Instructions.

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